[Kirkland & Ellis LLP Letterhead]

April 24, 2008

VIA EDGAR SUBMISSION
AND OVERNIGHT DELIVERY
Office of Mergers & Acquisitions
Division of Corporate Finance
Mail Stop 3628
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628
Attention:	Ms. Peggy Kim, Esq.
Attorney-Adviser

Re:                    Furniture Brands International, Inc.
DFAN14A filed on April 16, 2008
By SCSF Equities, LLC
File No. 001-00091

Dear Ms. Kim:

SCSF Equities, LLC and certain of its affiliates (collectively “SCSF”) have today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14A thereunder, additional soliciting materials (the “Soliciting Materials”), relating to the solicitation of proxies with respect to the securities of Furniture Brands International, Inc., a Delaware corporation (“FBN” or the “Company”).

On behalf of SCSF, we are writing to respond to the comments raised in your letter to us on behalf of the staff of Division of Corporation Finance of the Commission (the “Staff”) dated April 17, 2008.  The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).  Capitalized terms not defined herein have the meanings ascribed to them in the Soliciting Materials.  For your convenience, we are sending you via overnight mail copies of the Soliciting Materials (both unmarked and marked to show changes) and this response letter.  We would be happy to discuss any of our responses with members of the Staff if you have any questions.

Additional Soliciting Materials filed on April 16, 2008

Exhibit 1

Comment

1.                            Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  We note that you allege “a complete dereliction of the Board’s fiduciary duties.”  If you continue to make such statements, particularly those that allege the company breached its fiduciary duties, disclose the factual foundation for such statements or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Response

We confirm that we will avoid making such statements without providing factual foundation in future filings made in connection with this solicitation.

Comment

Sun Capital Has A Strong-Track Record In The Furniture Industry

2.                            Please provide us with supplemental support for your statements regarding Sun Capital’s returns and performance.  In addition, please balance your disclosure by stating that the results that Sun Capital may achieve for Furniture Brands may not be consonant with those achieved for the companies discussed.

Response

We have revised the disclosure to state that the results Sun Capital may achieve for Furniture Brands may not be consonant with those achieved for the companies discussed.

Supplemental Materials
We are providing the Staff herewith supplemental information that supports the statements regarding Sun Capital’s returns and performance (the “Supplemental Materials”).  The Supplemental Materials were provided to us by Sun Capital and we have not independently verified the information contained therein.  The Supplemental Materials, which are identified by the numbers that follow in parentheses, consist of (a) a summary of fund returns through December 31, 2007 (SCSF001) (the “Fund Summary”); (b) a table showing Sun Capital’s portfolio company EBITDA performance (SCSF002) (the “Performance Table”); (c) a summary of the financial performance of Sun Capital’s furniture investments (SCSF003) (the “Furniture Investments Performance Summary”); (d) a detailed report of cash flows of Sun Capital’s furniture investments (SCSF004) (the “Furniture Investments Cash Flows”); and (e) the AIM Program Fund Performance Review (the “AIM Report”).  The AIM Fund Performance Review is publicly available on the California Public Employees’ Retirement System (“CalPERS”) website.  Statements regarding Sun Capital’s returns and performance from the Soliciting Materials are reproduced below in italics followed by a reference to where to find the support in the Supplemental Materials.

Sun Capital’s returns for investors are consistently in the top 10% of the private equity industry on a global basis.

The AIM Report provides private equity investment performance information for investments made by CalPERS.  CalPERS states that it has over $42 billion in total exposure to the private equity asset class and that this makes it one of the largest private equity investors in the world.(1)  The CalPERS data consequently provides one of the best benchmarks for private equity performance.

(1)  http://www.calpers.ca.gov/index.jsp?bc=/investments/assets/equities/aim/home.xml

To facilitate comparison, we removed 2006 and 2007 vintage funds from the data found on the CalPERS website(2) since the IRRs on new funds are not meaningful, and sorted the table by the “Net IRR” column.  The shaded row in the AIM Report marks the boundary of the top decile for net IRR.  Compare the entry in the “Net IRR” row and the “Average Return” column, or in any fund column, in the Fund Summary to the values in the AIM Report.  The values in the Fund Summary all exceed those in the shaded row of the AIM Report.

For the 85 companies currently owned, or owned for more than one year in the past, Sun Capital improved aggregate EBITDA from $283 million to $900 million or 319%, which translates into substantial value creation.

See the totals for the “Pre-Acq. EBITDDA” and “12/31/07 EBITDA” columns in the Performance Table.

Sun Capital’s performance in the furniture industry is equally strong for the seven companies it has acquired since 2002 (with no prior investments in the furniture industry by Sun Capital since its inception in 1995):

•                  700% increase in LTM EBITDA; from acquisition through exit or through present if still held

Compare the total in the “Pre-Acquisition LTM EBITDA” column to the “12/31/2007 LTM EBITDA” column in the Furniture Investments Performance Summary.

•                  $176 million invested; $361 million in gross cash returned to investors; 100%+ realized return

See the totals for the “Gross Cash Invested” and “Gross Realized Value” columns in the Furniture Investments Performance Summary.  See also the totals in the “Cash (Invested) Returned” and “Gross Distribution” columns in the Furniture Investments Cash Flows.

•                  $96 million of value remains in four companies; three acquired in 2007 with upside potential

See the entry for the “Total - Still Owned” row in the “Unrealized Value” column in the Furniture Investments Performance Summary.  See also the total for the “Unrealized Value” column in the Furniture Investments Cash Flows.

•                  75% gross annual internal rate of return on Sun Capital Furniture investments to date, including bankruptcies of Wickes Furniture and Nationwide Furniture cited by Furniture Brands

See the entry for the “Total - Exited” row in the “Gross IRR” column in the Furniture Investments Performance Summary.

(2) http://www.calpers.ca.gov/index.jsp?bc=/investments/assets/equities/aim/private-equity-review/aim-perform-review/home.xml

Supplemental Materials; Confidential Treatment
Pursuant to Rule 12b-4 of the Exchange Act, we are providing the Supplemental Materials to the Staff on a confidential, supplemental basis only and the Supplemental Materials are not to be filed with or deemed part of the Soliciting Materials.  Also pursuant to Rule 12b-4 of the Exchange Act, we hereby request that the Supplemental Materials be returned to the undersigned promptly following completion of the Staff’s review thereof.  Please contact the undersigned when you have completed your review, and we will arrange to have the Supplemental Materials picked up.  We respectfully reserve the right to have the Supplemental Materials returned to us at an earlier date.

Pursuant to the provisions of Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) ( “Rule 83”), we request confidential treatment of the Supplemental Materials under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552).  We also hereby request, pursuant to the FOIA and applicable rules of the Commission, that the Supplemental Materials, this letter and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters contained in the Supplemental Materials be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Supplemental Materials contain information that is covered by one or more exemptions in the FOIA.  In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. The Supplemental Materials, as well as this letter, any Staff memoranda, notes of conversations, or other materials relating thereto contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption.

If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the materials referred to herein, we specifically request that we and SCSF be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that SCSF and its counsel, if deemed necessary or appropriate, may pursue any available remedies.  If the Commission is not satisfied that the Supplemental Materials are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Pursuant to Rule 83, a copy of this request (but not the Supplemental Materials) is also being delivered to the Freedom of Information Act Officer of the Commission.

The address of SCSF is Sun Capital Partners, Inc., 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486, Attention: C. Deryl Couch.

Exhibit 2

Comment

Disclaimer

3.                            We note that you state that “[n]either the members of the SC Group nor any of their respective affiliates shall be responsible or have any liability for any misinformation contained in any sec filing or third party report.”  Please revise to clarify that you are responsible for the information contained in any filings made by you.

Response

We have revised the disclaimer to clarify that members of the members of the SC Group and there respective affiliates only disclaim responsibility and liability for misinformation contained in third party SEC filings or reports.

Please do not hesitate to contact either Jeffrey D. Symons (telephone - (212) 446-4825; email - jsymons@kirkland.com; facsimile - (212) 446-4900) and/or the undersigned (telephone - (212) 446-4790; email - tchristopher@kirkland.com; facsimile - (212) 446-4900) with any questions or comments you may have regarding this letter.  All inquiries, comments, notices and orders with respect to this letter, should be directed to the undersigned or Jeffrey D. Symons.

Sincerely,

/s/ Thomas W. Christopher
Thomas W. Christopher

Encl.

cc:
Office of Freedom of Information and Privacy Act Operations (w/o encl.)
Securities and Exchange Commission, Operations Center
Celia Winter
FOIA/Privacy Act Branch Chief
Mail Stop 5100
100 F Street, N.E.
Washington, D.C. 20549
Via FAX: (202) 772-9337

Jeffrey D. Symons, Kirkland & Ellis LLP

Sun Capital Partners, Inc.
Fund Summary

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

Sun Capital Partners, Inc.
Performance Table

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

Sun Capital Partners, Inc.
Furniture Investments Summary

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

Sun Capital Partners, Inc.
Furniture Investments Cash Flows

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (17 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

AIM Program Fund Performance Review(3)

Since inception in 1990 to September 30, 2007, the Alternative Investment Management (AIM) Program has generated $12.5 billion in profits for CalPERS.

Given the young, weighted-average age of the portfolio (3.5 years) this amount will continue to grow as the portfolio matures.

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Advent International GPE V-D, L.P.	2005	97,233,764	50,845,987	33,596,601	88,354,221	136.2	N/M	1.70x	N/M	1
Clessidra Capital Partners	2005	60,757,476	32,253,491	52,596,753	73,047,603	105.7	N/M	2.30x	N/M	1
T3 Partners II, L.P.	2001	57,000,000	50,990,483	122,743,852	162,148,603	103.5		3.20x		1
Information Technology Ventures I, L.P.	1995	25,000,000	24,999,999	138,882,433	138,882,433	89.7		5.60x		1
GCP California Fund, LP	2003	50,000,000	40,710,257	197,946,830	209,638,939	88.0	N/M	5.10x	N/M	1
WLR Recovery Fund II, L.P.	2002	50,000,000	50,000,000	88,201,273	132,008,061	85.7		2.60x		1
Carlyle/Riverstone Glob Engy & Power II	2003	75,000,000	69,566,835	129,313,149	229,883,157	77.5	N/M	3.30x	N/M	1
Permira Europe I, L.P.	1997	100,000,000	83,924,472	216,053,333	224,231,888	74.6		2.70x		1
Skyline IV	2005	20,022,599	10,611,978	7,978,445	16,529,694	74.2	N/M	1.60x	N/M	1
Polish Enterprise Fund V, L.P.	2004	55,687,487	53,487,561	7,633,270	152,167,991	65.3	N/M	2.80x	N/M	1
Hellman & Friedman Capital Partners V	2004	200,000,000	171,419,144	28,895,574	342,673,201	58.0	N/M	2.00x	N/M	1
First Reserve Fund X, L.P.	2004	125,000,000	116,708,514	111,595,453	196,297,653	54.8	N/M	1.70x	N/M	1
Blackstone Capital Partners IV, L.P.	2003	200,000,000	166,684,801	223,615,038	397,840,792	53.8	N/M	2.40x	N/M	1
Advent Global Private Equity IV-A, L.P.	2002	25,000,000	23,250,000	58,955,668	72,463,715	53.5		3.10x		1
Carlyle Europe Partners II, L.P.	2003	55,929,976	43,814,569	41,698,352	98,984,274	53.4	N/M	2.30x	N/M	1
CVC European Equity Partners IV, L.P.	2005	385,424,777	280,828,448	141,412,757	395,324,893	53.0	N/M	1.40x	N/M	1
First Reserve Fund IX, L.P.	2001	125,000,000	122,444,258	370,505,050	372,302,450	48.2		3.00x		1
Permira Europe III, L.P.	2004	128,015,075	97,164,505	78,438,984	184,923,543	48.0	N/M	1.90x	N/M	1
Carlyle Japan Partners I, L.P.	2001	25,000,000	27,193,098	42,970,400	65,701,327	47.8		2.40x		1
CVC European Equity Partners III, L.P.	2001	200,000,000	200,509,449	439,019,364	565,890,429	47.5		2.80x		1
Doughty Hanson Fund II, L.P.	1995	50,000,000	44,229,995	84,888,570	89,956,080	46.3		2.00x		1
Newbridge Asia III, L.P.	2001	75,000,000	76,913,228	35,643,879	218,527,012	45.2		2.80x		1
TowerBrook Investors I, L.P.	2001	75,000,000	62,772,209	170,936,976	181,508,031	41.4		2.90x		1
Kline Hawkes California, L.P.	1995	45,000,000	41,222,870	112,410,359	112,950,204	41.4		2.70x		1

(3) Chart is the copyright of CalPERS and is reproduced here with permission from CalPERS.

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
MHR Institutional Partners II, L.P.	2003	50,000,000	35,537,501	8,547,728	87,725,914	41.0	N/M	2.50x	N/M	1
Apollo Investment Fund V, L.P.	2001	250,000,000	211,639,353	334,124,872	509,324,364	40.4		2.40x		1
Landmark Equity Partners XI, L.P.	2004	10,000,000	8,717,661	9,085,742	13,829,094	39.9	N/M	1.60x	N/M	1
Media Communications Partners II, L.P.	1992	25,000,000	25,000,000	110,728,324	111,850,675	38.8		4.50x		1
Blackstone Capital Partners II, L.P.	1994	75,000,000	84,017,089	174,441,679	181,598,718	37.5		2.20x		1
Bridgepoint Europe II, L.P.	2001	100,000,000	114,674,151	160,446,777	233,193,319	37.3		2.00x		1
Carlyle Strategic Partners I, L.P.	2004	50,000,000	47,952,967	24,818,041	61,532,220	36.8	N/M	1.30x	N/M	1
Carlyle Realty Qualified Ptrs III, L.P.	2001	50,000,000	53,248,712	80,479,713	112,167,777	36.7		2.10x		1
Landmark Equity Partners III, L.P.	1993	25,000,000	23,527,137	62,553,034	63,775,640	35.7		2.70x		1
Hellman & Friedman Capital Partners IV	2000	150,000,000	133,967,494	281,685,651	365,024,518	35.4		2.70x		1
WLR Recovery Fund I, L.P.	1997	50,000,000	50,000,000	169,304,559	174,695,205	35.3		3.50x		1
Carlyle Asia Venture Partners II, L.P.	2001	42,500,000	46,199,159	37,036,131	107,139,858	34.6		2.30x		1
Hellman & Friedman Capital Partners III	1995	119,871,372	119,871,372	274,655,442	274,673,343	34.5		2.30x		1
TPG Partners IV, L.P.	2003	200,000,000	184,723,274	87,809,897	310,425,109	34.4	N/M	1.70x	N/M	1
KKR Millennium Fund	2002	150,000,000	153,682,414	111,618,515	275,218,502	34.4		1.80x		1
Aurora Equity Partners III, L.P.	2004	150,000,000	77,535,198	55,939,390	104,657,789	33.7	N/M	1.30x	N/M	1
Carlyle Asia Growth Partners III, L.P.	2005	75,000,000	27,639,731	233,840	34,490,173	31.8	N/M	1.20x	N/M	1
Global Innovation Partners	2001	500,000,000	627,770,830	933,710,881	1,214,964,912	31.6		1.90x		1
KKR European Fund I, L.P.	2001	75,000,000	75,327,815	100,899,347	180,251,413	31.4		2.40x		1
Madison Dearborn Capital Partners IV, L.P.	2000	150,000,000	138,738,128	64,498,552	306,722,446	31.4		2.20x		1
Oak Hill Capital Partners II, L.P.	2004	75,000,000	52,834,643	4,387,174	74,872,036	31.3	N/M	1.40x	N/M	1
Permira U.K. Venture III	1991	12,700,000	13,262,655	37,161,145	37,368,114	31.1		2.80x		1
Safeguard International Fund, L.P.	2003	50,000,000	52,617,313	47,604,802	136,071,080	30.8	N/M	2.60x	N/M	1
Candover 2001 Fund, L.P.	2001	127,746,660	167,118,874	181,637,485	361,016,034	30.5		2.20x		1
Lexington Capital Partners V, L.P.	2002	50,000,000	46,644,449	45,734,711	77,832,913	30.3		1.70x		1
Polish Enterprise Fund IV, L.P.	2000	50,000,000	50,499,090	93,598,138	114,896,822	28.5		2.30x		1
Carlyle Europe Realty Partners, L.P.	2002	32,299,009	35,803,301	28,727,274	74,593,085	28.4		2.10x		1
Madison Dearborn Capital Partners I, L.P.	1993	100,000,000	96,692,642	299,592,506	322,409,362	28.0		3.30x		1
Coller International Partners IV, L.P.	2002	100,000,000	82,490,805	63,862,614	122,808,771	27.8		1.50x		1
Quadrangle Capital Partners II	2005	100,000,000	40,209,761	5,799,236	53,514,661	27.4	N/M	1.30x	N/M	1
Lexington Middle Markets Investors, L.P.	2005	50,000,000	20,007,279	6,401,891	25,204,030	27.2	N/M	1.30x	N/M	1
OCM Principal Opportunities Fund III, L.P.	2004	50,000,000	48,594,583	22,906,851	78,169,300	27.2	N/M	1.60x	N/M	1

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
TPG Partners III, L.P.	2000	150,000,000	133,032,033	235,326,701	325,413,378	26.7		2.40x		1
Ironbridge Capital 2003/4	2004	28,014,010	25,158,320	8,510,065	34,100,357	26.1	N/M	1.40x	N/M	1
Silver Lake Partners I, LP	1999	73,170,392	68,043,048	134,824,062	156,595,637	26.1		2.30x		1
First Reserve Fund VI, L.P.	1992	35,000,000	35,000,000	98,663,283	98,686,752	26.0		2.80x		1
Alta V Limited Partnership	1992	35,000,000	35,000,000	84,502,021	85,076,066	25.5		2.40x		1
Apax Ventures IV International Ptrs L.P.	1990	11,800,000	9,914,304	31,426,560	31,477,995	25.4		3.20x		1
Newbridge Asia IV, L.P.	2005	180,000,000	95,754,333	13,361,205	134,182,229	25.3	N/M	1.40x	N/M	1
Golder, Thoma, Cressey & Rauner Fund IV	1994	25,000,000	25,000,000	52,496,811	52,560,460	25.0		2.10x		1
Carlyle Partners II, L.P.	1996	80,000,000	86,073,939	187,104,635	193,850,781	24.9		2.30x		1
Ares Corporate Opportunities Fund I, LP	2003	100,000,000	90,025,766	49,927,144	153,858,205	24.7	N/M	1.70x	N/M	1
Alta California Partners I, L.P.	1996	100,000,000	100,000,000	198,559,018	201,048,824	24.3		2.00x		1
TL Ventures III, L.P.	1997	75,000,000	75,000,000	94,371,163	100,178,265	24.2		1.30x		1
Carlyle Partners III, L.P.	2000	150,000,000	160,457,670	276,866,567	335,271,545	24.1		2.10x		1
CVC European Equity Partners I, L.P.	1996	50,000,000	52,819,436	125,231,634	142,267,257	24.0		2.70x		1
Coller International Partners II, L.P.	1998	75,000,000	69,052,562	102,033,095	102,769,422	23.3		1.50x		1
Madison Dearborn Capital Partners II, L.P.	1997	60,000,000	59,999,995	135,558,528	150,361,346	23.0		2.50x		1
Perseus-Soros BioPharmaceutical Fund, LP	2001	40,000,000	38,538,614	43,665,520	68,361,338	22.8		1.80x		1
Green Equity Investors III, L.P.	1999	125,000,000	113,315,132	244,112,206	275,567,859	22.8		2.40x		1
WLR Recovery Fund III, L.P.	2005	198,000,000	138,947,370	6,530,527	181,583,495	22.5	N/M	1.30x	N/M	1
Lime Rock Partners III, LP	2004	25,000,000	17,168,515	3,731,736	22,871,346	22.5	N/M	1.30x	N/M	1
Hellman & Friedman Capital Partners II	1991	87,320,858	87,320,858	239,057,122	239,120,990	22.5		2.70x		1
Carlyle Mexico Partners, L.P.	2005	25,000,000	12,710,284	272,195	17,135,356	22.3	N/M	1.30x	N/M	2
Lombard Thailand Partners, L.P.	2001	75,000,000	60,447,047	21,498,693	105,687,537	22.2		1.70x		2
Alta BioPharma Partners I, L.P.	1998	50,000,000	50,000,000	76,012,895	77,320,484	22.2		1.50x		2
Kohlberg Investors V, L.P.	2004	75,000,000	56,922,512	8,342,716	70,721,967	21.9	N/M	1.20x	N/M	2
Thomas H. Lee Equity Partners V, L.P.	2001	200,000,000	194,066,019	166,715,630	327,129,713	21.8		1.70x		2
OCM Opportunities Fund VI, L.P.	2005	50,000,000	50,000,000	0	66,963,247	21.3	N/M	1.30x	N/M	2
Audax Private Equity II, LP	2005	73,000,000	49,891,406	7,698,809	60,294,943	20.9	N/M	1.20x	N/M	2
OCM Opportunities Fund V, L.P.	2004	50,000,000	50,000,000	0	84,728,088	20.9	N/M	1.70x	N/M	2
Gleacher Mezzanine Fund I, LP	2001	45,000,000	38,749,772	46,089,009	57,321,640	20.8		1.50x		2
SPV VCOC, L.P.	2000	28,188,266	30,601,370	42,902,167	43,744,494	20.7		1.40x		2
CVC European Equity Partners II, L.P.	1998	150,000,000	137,913,591	292,345,351	335,554,982	20.3		2.40x		2
APA Excelsior IV, L.P.	1995	25,000,000	25,000,000	48,261,839	49,767,495	20.3		2.00x		2

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Silver Lake Partners II, LP	2004	125,000,000	100,229,003	17,691,352	135,131,946	20.2	N/M	1.30x	N/M	2
Yucaipa American Alliance Fund I, L.P.	2002	200,000,000	153,375,548	98,311,384	227,082,069	20.2		1.50x		2
Lexington Capital Partners IV, L.P.	2000	100,000,000	98,182,919	128,307,740	163,502,689	19.9		1.70x		2
Yucaipa American Special Situations	2002	50,000,000	47,717,460	21,744,427	74,913,556	18.9		1.60x		2
Hicks, Muse, Tate & Furst Equity Fund II	1994	100,000,000	110,184,600	219,671,111	221,111,405	18.8		2.00x		2
Arclight Energy Partners Fund II	2004	75,000,000	61,698,511	21,606,355	80,189,504	18.6	N/M	1.30x	N/M	2
Avenue Special Situations Fund II, L.P.	2001	75,000,000	77,303,996	117,032,667	118,921,082	18.4		1.50x		2
Welsh, Carson, Anderson & Stowe VII, LP	1995	150,000,000	150,000,000	313,702,935	329,867,745	18.0		2.20x		2
Insight Venture Partners V, L.P.	2005	46,500,000	40,453,750	4,570,278	48,296,482	17.9	N/M	1.20x	N/M	2
Kohlberg Investors IV, L.P.	2000	50,000,000	44,581,818	51,441,515	71,094,345	17.9		1.60x		2
Candover 1997 Fund, L.P.	1998	100,000,000	81,257,208	152,432,178	154,693,635	17.8		1.90x		2
Blackstone Communications I	2000	100,000,000	98,391,692	81,132,052	140,681,314	17.7		1.40x		2
KKR European Fund II, L.P.	2005	197,782,463	154,715,173	4,424,239	181,983,346	17.6	N/M	1.20x	N/M	2
Bridgepoint Europe I, L.P.	2000	38,753,742	29,164,210	48,603,951	56,358,131	17.6		1.90x		2
New Mountain Partners II, L.P.	2005	150,000,000	106,579,975	2,483,594	130,774,471	17.5	N/M	1.20x	N/M	2
Avenue Special Situations Fund III, L.P.	2003	75,000,000	57,663,116	91,883,111	95,586,086	17.3	N/M	1.70x	N/M	2
Welsh, Carson, Anderson & Stowe IX, L.P.	2000	125,000,000	116,250,000	122,708,019	207,007,794	17.1		1.80x		2
Landmark Equity Partners IV, L.P.	1994	32,328,974	30,727,495	45,494,971	46,647,498	16.7		1.50x		2
Carlyle Asia Partners (PV II), L.P.	2000	75,000,000	74,173,361	64,009,049	129,014,983	16.6		1.70x		2
FS Equity Partners V, L.P.	2003	50,000,000	29,823,360	9,356,488	39,234,001	16.4	N/M	1.30x	N/M	2
FS Equity Partners III, L.P.	1994	75,000,000	74,866,239	164,220,079	164,656,405	16.4		2.20x		2
Carlyle High Yield Partners IV, L.P.	2002	5,000,000	5,000,000	4,835,337	7,700,000	16.3		1.50x		2
Coller International Partners III, L.P.	1999	100,000,000	100,866,310	135,284,478	152,301,240	15.8		1.50x		2
Carlyle Partners IV, L.P.	2005	300,000,000	271,214,961	10,400,456	314,668,452	15.4	N/M	1.20x	N/M	2
Healthpoint Partners, L.P.	2004	5,000,000	4,750,000	2,318,244	6,184,618	15.0	N/M	1.30x	N/M	2
M/C Venture Partners V, L.P.	2000	65,000,000	61,564,920	27,737,122	105,552,531	15.0		1.70x		2
Warburg, Pincus Investors, L.P.	1990	100,000,000	100,000,000	235,912,530	236,399,504	14.9		2.40x		2
Clearwater Capital Partners II, LP	2005	54,375,000	54,374,999	1,928,580	70,785,189	14.8	N/M	1.30x	N/M	2
TCW Special Credits V - The Principal Fd	1994	35,000,000	35,333,954	61,080,154	61,119,052	14.8		1.70x		2
JP Morgan Partners Global	2001	105,505,938	93,874,918	55,338,973	128,029,378	14.7		1.40x		2
Permira U.K. Venture IV	1996	30,000,000	25,524,868	43,231,397	44,231,929	14.6		1.70x		2
Blackstone Capital Partners III, L.P.	1997	200,000,000	216,365,220	315,531,358	376,416,824	14.4		1.70x		2
Green Equity Investors II, L.P.	1994	75,000,000	73,761,168	152,524,639	154,341,433	14.0		2.10x		2

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
TPG Biotechnology Partners I, L.P.	2002	70,000,000	65,095,927	35,112,187	92,249,609	13.5		1.40x		2
Seaport Capital Partners II, L.P.	2000	40,000,000	37,767,538	23,726,462	67,130,347	13.4		1.80x		2
Ethos Private Equity Fund IV, L.P.	1998	50,000,000	54,373,165	70,880,270	86,092,106	13.1		1.60x		2
Birch Hill Equity Partners III, L.P.	2005	115,221,105	46,216,281	147,788	52,503,953	13.0	N/M	1.10x	N/M	2
Welsh, Carson, Anderson & Stowe VI, LP	1993	50,000,000	50,000,000	97,411,509	100,674,792	13.0		2.00x		2
Ethos Private Equity Fund III, L.P.	1996	25,000,000	26,394,460	42,474,145	43,218,364	12.7		1.60x		2
California Emerging Ventures III, LLC	2001	473,097,779	347,827,642	117,916,905	439,653,418	12.6		1.30x		2
Bridgepoint Europe III, L.P.	2005	197,857,598	120,699,422	0	129,623,115	12.5	N/M	1.10x	N/M	2
Littlejohn Fund II, L.P.	1999	70,000,000	62,724,059	61,943,252	95,431,398	12.4		1.50x		2
Levine Leichtman Capital Partners III, L.P.	2003	50,000,000	49,179,809	18,592,202	55,721,279	12.3	N/M	1.10x	N/M	2
Thomas Weisel Healthcare Ventures	2003	22,500,000	15,349,500	5,331,813	19,418,446	12.2	N/M	1.30x	N/M	2
Levine Leichtman Capital Partners I, L.P.	1994	100,000,000	107,737,011	121,208,434	124,245,239	12.1		1.20x		2
Golder, Thoma, Cressey & Rauner Fund V	1997	40,000,000	40,000,000	68,233,751	74,422,156	11.3		1.90x		2
PCG Corporate Partners Fund, L.P.	2001	500,000,000	429,758,700	127,565,552	569,864,189	11.1		1.30x		2
Asia Recovery Fund	2000	100,000,000	56,815,907	75,839,377	88,062,753	10.9		1.50x		2
Apollo Investment Fund III, L.P.	1995	150,000,000	137,318,848	207,127,100	216,477,766	10.9		1.60x		2
Madison Dearborn Capital Partners III, L.P.	1999	100,000,000	99,088,433	127,698,677	166,321,481	10.8		1.70x		2
Levine Leichtman Capital Partners II, L.P.	1998	150,000,000	164,285,414	162,392,539	245,654,051	10.8		1.50x		2
Sanderling IV Biomedical, L.P.	1997	50,000,000	50,000,000	56,972,641	74,244,844	10.8		1.50x		2
Aurora Equity Partners I, L.P.	1994	25,000,000	27,214,641	33,799,938	43,043,178	10.5		1.60x		2
Blackstone Mezzanine Partners	1999	100,000,000	82,205,095	84,802,684	105,539,966	10.2		1.30x		2
OCM Opportunities Fund I, L.P.	1996	20,000,000	20,000,000	32,258,733	32,458,200	10.2		1.60x		2
McCown De Leeuw & Co. III, L.P.	1995	50,000,000	50,795,648	67,131,650	68,327,916	9.8		1.30x		2
Bachow Investment Partners III, L.P.	1994	38,364,652	38,364,652	38,918,187	56,850,434	9.8		1.50x		2
Cal Community Fincl Institutions Fund LP	1997	39,840,000	40,431,257	69,761,216	69,937,710	9.7		1.70x		2
Media Communications Partners III, L.P.	1996	50,000,000	47,591,432	70,115,144	73,955,745	9.7		1.60x		2
Yucaipa Corporate Initiative Fund	2001	200,000,000	194,075,989	2,474,693	244,614,156	9.5		1.30x		2
Beacon Group Energy Invstmnt Fund II LP	1998	67,222,104	67,296,903	95,355,693	107,778,604	9.5		1.60x		2
Garage California Entrepreneurs Fund, LP	2002	10,000,000	9,000,000	3,361,526	11,413,185	9.4		1.30x		2
Apollo Investment Fund IV, L.P.	1998	150,000,000	146,496,639	176,260,018	247,747,129	9.4		1.70x		2
Lexington Capital Partners II, L.P.	1998	150,000,000	148,267,500	165,551,459	199,030,594	9.3		1.30x		2
CVC Capital Partners Asia Pacific II, LP	2005	100,000,000	83,744,552	6,175,495	90,503,445	9.2	N/M	1.10x	N/M	2
Lexington Capital Partners III, L.P.	1999	100,000,000	98,618,460	102,713,342	119,298,218	8.8		1.20x		2

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Pinnacle Ventures II-B	2005	50,000,000	27,500,000	1,037,832	30,717,548	8.6	N/M	1.10x	N/M	2
Questor Partners Fund II, L.P.	1999	75,000,000	81,899,702	75,299,237	108,225,119	8.5		1.30x		3
RFG Private Equity Group	2004	32,363,769	29,792,212	16,883,233	34,722,830	8.4	N/M	1.20x	N/M	3
Clearwater Capital Partners I, LP	2001	41,735,000	41,735,012	3,464,109	45,199,121	8.4		1.10x		3
ICV Partners, L.P.	2001	10,000,000	8,305,614	8,689,146	10,746,472	8.3		1.30x		3
Nogales Investors Fund I, L.P.	2001	25,000,000	22,812,206	6,259,255	27,457,183	8.3		1.20x		3
Francisco Partners I, L.P.	2000	50,000,000	46,916,488	29,071,808	62,127,086	8.1		1.30x		3
Institutional Venture Partners XI, L.P.	2005	25,000,000	20,000,000	77,436	22,382,537	7.8	N/M	1.10x	N/M	3
Green Equity Investors IV, L.P.	2003	150,000,000	144,501,810	28,172,916	161,763,847	7.6	N/M	1.10x	N/M	3
Aurora Equity Partners II, L.P.	1998	75,000,000	82,248,368	58,265,466	122,780,869	7.6		1.50x		3
W Capital Partners I, L.P.	2004	25,000,000	20,345,000	6,336,020	22,450,596	7.4	N/M	1.10x	N/M	3
Thomas Weisel Global Growth Partners II	2003	20,000,000	15,372,853	5,849,954	17,143,367	7.3	N/M	1.10x	N/M	3
Technology Partners Fund V, L.P.	1994	18,000,000	18,000,000	23,582,821	25,338,190	7.2		1.40x		3
TPG Ventures, L.P.	2001	245,000,000	234,288,617	85,737,633	291,856,526	7.1		1.20x		3
Generation Capital Partners, L.P.	1996	50,000,000	52,958,653	51,650,247	65,947,156	7.0		1.20x		3
US Power Fund II	2005	50,000,000	35,928,807	5,105,955	38,827,906	6.7	N/M	1.10x	N/M	3
Providence Equity Partners V, L.P.	2005	125,000,000	117,364,045	429,103	128,463,600	6.6	N/M	1.10x	N/M	3
William E. Simon & Sons II, L.P.	2001	25,000,000	25,000,000	30,308,085	30,435,499	6.1		1.20x		3
Lombard/Pacific Partners, L.P.	1995	400,000,000	355,375,350	371,089,587	463,920,943	5.8		1.30x		3
Markstone Capital	2004	50,000,000	30,855,776	12,840,568	33,413,434	5.7	N/M	1.10x	N/M	3
Prospect Venture Partners II, L.P.	2001	100,000,000	81,500,000	28,834,501	97,102,200	5.7		1.20x		3
California Emerging Ventures II, LLC	2000	1,360,354,992	1,246,367,214	620,209,280	1,493,715,705	5.7		1.20x		3
Alta Communications VI, L.P.	1996	30,000,000	30,000,000	33,319,039	36,604,722	5.0		1.20x		3
OCM Principal Opportunities Fund I, L.P.	1996	50,000,000	50,000,000	60,053,217	69,917,835	5.0		1.40x		3
DFJ Frontier Fund, L.P.	2002	20,000,000	16,000,000	3,081,271	17,690,559	4.7		1.10x		3
California Emerging Ventures I, LLC	1999	962,978,305	905,531,429	657,228,986	1,066,246,756	4.7		1.20x		3
Ripplewood Partners II, L.P.	2001	50,000,000	41,134,506	15,245,917	44,469,993	4.6		1.10x		3
Welsh, Carson, Anderson & Stowe VIII, LP	1998	150,000,000	150,000,000	114,308,923	206,693,679	4.6		1.40x		3
Avenue Asia Special Situations III, L.P.	2003	100,000,000	75,645,945	21,081,120	84,752,246	4.2	N/M	1.10x	N/M	3
Lighthouse Capital Partners V, L.P.	2003	50,000,000	46,500,000	5,822,945	49,679,683	3.0	N/M	1.10x	N/M	3
Pacific Comm Ventures Invest Ptrs II	2002	10,000,000	8,362,886	2,230,891	8,938,440	2.7		1.10x		3
Carlyle Venture Partners II, L.P.	2001	50,000,000	49,877,280	17,253,520	53,150,659	2.3		1.10x		3
Technology Partners Fund VII, L.P.	2000	50,000,000	43,850,000	13,922,248	47,025,920	2.2		1.10x		3

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Alta BioPharma Partners II, L.P.	2000	65,000,000	58,500,000	34,334,550	62,180,542	1.7		1.10x		3
Granite Global Ventures II, LP	2004	30,000,000	25,358,311	3,583,607	25,982,914	1.6	N/M	1.00x	N/M	3
Parish Capital I, L.P.	2004	50,000,000	25,454,270	10,194	25,786,412	0.9	N/M	1.00x	N/M	3
Fenway Partners Capital Fund I, L.P.	1996	100,000,000	98,672,146	98,573,978	99,870,562	0.2		1.00x		3
1818 Fund II, L.P.	1993	$75,000,000	$75,142,777	$116,897,228	$124,850,615	0.1		1.70x		3
Alta Communications VIII, L.P.	2000	75,000,000	72,000,000	41,279,429	71,567,680	(0.1)		1.00x		3
Welsh, Carson, Anderson & Stowe X, L.P.	2005	175,000,000	98,116,555	0	97,959,871	(0.2)	N/M	1.00x	N/M	3
Clearstone Venture Partners III-A, L.P.	2004	25,000,000	12,250,000	0	12,193,382	(0.3)	N/M	1.00x	N/M	3
RSTW Partners III, L.P.	1997	100,000,000	92,043,496	83,169,489	90,169,051	(0.4)		1.00x		3
Weston Presidio Capital IV, L.P.	2000	100,000,000	92,583,216	35,915,845	91,247,859	(0.5)		1.00x		3
Thomas H. Lee Equity Partners IV, L.P.	1998	140,000,000	126,208,731	108,161,260	123,023,778	(0.5)		1.00x		3
Stonington Capital Apprec 1994 Fund LP	1994	100,000,000	100,837,860	32,282,464	96,282,311	(0.5)		1.00x		3
M/C Venture Partners IV, L.P.	1999	25,000,000	23,125,000	5,010,892	21,949,241	(0.8)		0.90x		3
Pharos Capital Partners II-A	2005	25,000,000	13,500,000	2,306,363	13,281,566	(1.3)	N/M	1.00x	N/M	3
Alta Communications VII, L.P.	1998	50,000,000	50,000,000	40,594,862	45,867,263	(1.7)		0.90x		3
Palladium Equity Partners III	2004	140,200,000	40,555,270	3,180,344	39,804,657	(1.8)	N/M	1.00x	N/M	3
Dominion Fund IV, L.P.	1996	40,000,000	40,000,000	24,908,958	34,046,163	(1.9)		0.90x		3
PENMAN Private Equity & Mezzanine Fd LP	1994	16,171,315	13,090,696	11,171,313	11,452,576	(2.4)		0.90x		3
Aberdare III	2005	22,500,000	11,362,500	0	11,064,584	(2.5)	N/M	1.00x	N/M	3
Kline Hawkes Pacific, L.P.	2000	100,000,000	98,260,793	32,315,765	85,669,022	(3.8)		0.90x		3
Doyle & Boissiere Fund I, L.P.	1997	75,000,000	73,440,650	33,472,175	57,364,471	(3.9)		0.80x		3
Rice Partners II, L.P.	1994	60,000,000	59,777,443	51,229,983	52,045,866	(3.9)		0.90x		3
Emergence Capital Partners, L.P.	2004	15,000,000	12,000,000	0	11,349,575	(4.1)	N/M	0.90x	N/M	3
Alta California Partners III, L.P.	2000	135,000,000	128,250,000	29,579,500	106,394,769	(4.5)		0.80x		3
Thomas Weisel Global Growth Ptrs Fd (B)	2001	75,000,000	70,266,781	23,977,552	60,849,314	(4.6)		0.90x		4
McCown De Leeuw & Co. IV, L.P.	1997	100,000,000	87,986,814	51,610,903	65,821,673	(4.6)		0.70x		4
Hicks, Muse, Tate & Furst Equity Fund III	1997	100,000,000	100,710,951	44,805,112	69,336,063	(4.9)		0.70x		4
Alta BioPharma Partners III, L.P.	2003	35,000,000	26,249,999	1,874,892	23,286,993	(5.5)	N/M	0.90x	N/M	4
Emerging Europe, L.P.	2000	95,179,390	83,265,556	54,941,874	65,556,454	(5.7)		0.80x		4
TowerBrook Investors II, L.P.	2005	200,000,000	98,908,888	5,098,143	93,604,132	(6.0)	N/M	0.90x	N/M	4
Ticonderoga e-Services Fund I, L.P.	1998	50,000,000	47,487,070	26,690,849	33,926,780	(6.6)		0.70x		4
SpaceVest Fund Limited Partnership	1995	30,000,000	30,761,036	16,350,401	17,249,824	(6.6)		0.60x		4
NGEN Enabling Technologies Fund II, L.P.	2005	15,000,000	4,208,837	137	3,975,890	(6.8)	N/M	0.90x	N/M	4

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Alta California Partners II, L.P.	1998	115,000,000	113,500,000	50,831,255	83,807,280	(6.8)		0.70x		4
Belvedere Capital II	2005	25,000,000	11,257,068	865,750	10,340,091	(6.9)	N/M	0.90x	N/M	4
TL Ventures IV, L.P.	1999	75,000,000	75,000,000	43,079,316	54,181,236	(6.9)		0.70x		4
Carlyle/Riverstone Glob Engy & Power III	2005	250,000,000	129,981,320	872	123,093,007	(7.2)	N/M	0.90x	N/M	4
Beacon Group Energy Investment Fund L.P.	1994	125,000,000	131,891,930	94,323,822	94,536,903	(7.6)		0.70x		4
Prospect Venture Partners III, L.P.	2005	50,000,000	18,250,000	0	16,131,588	(7.7)	N/M	0.90x	N/M	4
Thomas Weisel Capital Partners, L.P.	2000	100,000,000	103,489,899	39,661,598	71,306,094	(7.7)		0.70x		4
Sanderling V Biomedical, L.P.	2001	75,000,000	64,500,000	1,440,136	48,885,263	(7.8)		0.80x		4
Thomas Weisel Strategic Opportunities LP	2001	150,000,000	83,000,000	41,196,652	58,774,385	(8.3)		0.70x		4
Alta California Partners IV, L.P.	2004	22,500,000	15,750,000	789,276	13,591,762	(9.2)	N/M	0.90x	N/M	4
Leeds Weld Equity Partners IV	2004	10,000,000	7,578,199	0	6,602,613	(9.2)	N/M	0.90x	N/M	4
EuclidSR Biotechnology Partners, L.P.	2001	50,000,000	46,500,000	7,504,076	30,779,469	(9.3)		0.70x		4
Thomas Weisel Venture Partners	2001	87,500,000	81,375,000	7,779,172	59,295,354	(9.3)		0.70x		4
TSG Capital Fund II, L.P.	1995	50,000,000	49,378,822	30,905,753	32,226,926	(9.3)		0.70x		4
Paladin Home Land Security Fund	2004	23,535,068	18,536,034	1,007,205	15,587,891	(9.4)	N/M	0.80x	N/M	4
Giza Venture Fund IV	2005	10,000,000	5,100,000	0	4,429,999	(9.5)	N/M	0.90x	N/M	4
Technology Partners Fund VI, L.P.	1998	25,000,000	25,000,000	12,078,456	16,359,075	(10.1)		0.70x		4
Information Technology Ventures II, L.P.	1998	25,000,000	25,000,000	19,130,236	19,418,723	(10.7)		0.80x		4
Palomar Ventures III, L.P.	2004	25,000,000	9,000,000	1,408,000	7,590,215	(11.1)	N/M	0.80x	N/M	4
FFC Partners III, L.P.	2004	28,000,000	16,587,969	582,490	14,075,352	(11.2)	N/M	0.80x	N/M	4
TL Ventures V, L.P.	2000	150,000,000	115,500,000	22,417,678	72,398,099	(12.5)		0.60x		4
Fairview Capital I, L.P.	1994	50,000,000	50,000,000	22,171,681	27,046,609	(13.0)		0.50x		4
Central Valley Fund	2005	40,000,000	13,139,787	0	11,422,591	(13.2)	N/M	0.90x	N/M	4
TSG Capital Fund III, L.P.	1998	50,000,000	48,658,038	25,214,699	25,880,248	(13.4)		0.50x		4
KB Mezzanine Fund II, L.P.	1996	32,500,000	32,500,000	15,439,112	16,015,741	(13.6)		0.50x		4
Gemini Israel Fund IV, L.P.	2005	20,000,000	11,000,000	0	9,095,811	(15.4)	N/M	0.80x	N/M	4
Banc of America Community Venture Fund	2003	100,000,000	35,911,259	1,049,359	28,688,711	(15.9)	N/M	0.80x	N/M	4
American River Ventures I, LP	2001	15,000,000	12,000,000	19,114	7,060,903	(16.7)		0.60x		4
Flagship Ventures Fund	2004	25,000,000	14,687,500	29,662	11,835,237	(16.9)	N/M	0.80x	N/M	4
Ticonderoga e-Services Fund II, L.P.	2000	25,000,000	20,767,214	3,966,782	11,896,211	(17.9)		0.60x		4
INROADS Capital Partners, L.P.	1995	20,000,000	19,994,261	2,929,241	5,457,275	(19.3)		0.30x		4

Fund Description	Vintage Year	Capital Committed	Cash In	Cash Out	CS & Remaining Value	Net IRR	Footnotes	Investment Multiple	Footnotes	Quartile Rank based on Net IRR
Dominion Fund V, L.P.	2000	60,000,000	59,165,027	2,277,686	15,140,481	(19.6)		0.30x		4
Opportunity Capital Partners IV, L.P.	2001	25,000,000	20,018,496	3,203,485	9,793,295	(19.8)		0.50x		4
Levine Leichtman Deep Value	2005	75,000,000	34,649,564	2,045,936	30,521,162	(21.3)	N/M	0.90x	N/M	4
Inner City Ventures II, L.P.	2005	31,220,000	6,662,238	378	5,160,662	(21.6)	N/M	0.80x	N/M	4
Fairview Capital II, L.P.	1997	50,000,000	48,000,000	13,011,331	17,292,314	(21.9)		0.40x		4
Beacon Group III - Focus Value Fund L.P.	1996	65,000,000	62,934,709	11,128,549	14,882,095	(23.5)		0.20x		4
Weston Presidio Capital V, L.P.	2005	65,000,000	32,305,000	0	23,347,020	(31.9)	N/M	0.70x	N/M	4
Provender Opportunities Fund II, L.P.	2002	25,000,000	16,234,108	6,447,935	6,468,920	(46.8)		0.40x		4
Exxel Capital Partners V, L.P.	1998	75,000,000	81,860,844	4,741,826	4,876,689	(49.9)		0.10x		4

N/M   Internal rates of return (IRR) and multiples are not meaningful in the early years of a fund nor are they indicative of future performance.

On a quarterly basis, The PrivateEdge Group at State Street Corporation provides CalPERS with a summary of the AIM portfolio, which is based on cash flow data and activity data that is provided by The PrivateEdge Group, Grove Street Advisors, and various AIM program external resources and staff.

Figures in the table will not aggregate to the amounts listed in the Private Equity Performance Review in the Current External Alternative Investment Managers area since that review contains additional investments, including direct investments in private